Exhibit 99.1

Constellium Reports First Quarter 2017 Financial Results

Amsterdam – April 27, 2017 – Constellium N.V. (NYSE and Euronext Paris: CSTM) today reported results for first quarter ended March 31, 2017.

•	Shipments of 375 thousand metric tons; Automotive shipments up 20% compared to Q1 2016

•	Revenue of €1.3 billion, up 15% compared to Q1 2016 on higher aluminum prices and increased shipments

•	Net income of €13 million compared to a net loss of €8 million in Q1 2016

•	Adjusted EBITDA of €93 million

•	Refinanced the Wise Senior Secured Notes with Constellium Senior Notes

•	Launched “Project 2019” – a cash improvement initiative focused on reducing costs, working capital, and capital expenditures

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “I am pleased with our first quarter results. AS&I continued its strong momentum and reported record Adjusted EBITDA, while A&T and P&ARP overcame headwinds to deliver solid results. We remain optimistic on the prospects for 2017 and confident in our ability to deliver high single digit Adjusted EBITDA growth this year.”

Mr. Germain continued, “We are focused on executing our strategy and increasing shareholder value. Concluding our peak capital spending needs in 2016 and addressing our capital structure through the February refinancing represented two important steps on our journey. Launching Project 2019 earlier this month was another critical milestone. We continue to expect Adjusted EBITDA growth in the high single digits annually, leading to over €500 million of Adjusted EBITDA in 2020.”

y	Group Summary

	Q1 2017	Q1 2016	Var.
Shipments (k metric tons)	375	362	4%
Revenue (€ millions)	1,328	1,150	15%
Net income / (loss) (€ millions)	13	(8)	n.m.
Adjusted EBITDA (€ millions)	93	92	1%
Adjusted EBITDA per metric ton (€)	249	255	(2)%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures. n.m.: not meaningful

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities, inter-segment eliminations, and the impact of a €20 million one-time payment related to the renegotiation of a customer agreement, which was recorded in the first quarter of 2016 as a reduction of revenues at the Holdings and Corporate level. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

Shipments of 375k metric tons increased 4% compared to the first quarter of 2016 on higher shipments of packaging and automotive products. Revenue of €1.3 billion increased 15% compared to the first quarter last year due to higher metal prices and increased shipments. Net income of €13 million improved from a net loss of €8 million in the first quarter of 2016. Adjusted EBITDA was €93 million in the first quarter of 2017, an increase of 1% from the first quarter of last year. Adjusted EBITDA per metric ton of €249 declined 2% compared to the first quarter of 2016.

y	Results by Segment

y	Packaging & Automotive Rolled Products (P&ARP)

	Q1 2017	Q1 2016	Var.
Shipments (k metric tons)	254	244	4%
Revenue (€ millions)	705	588	20%
Adjusted EBITDA (€ millions)	41	42	(4)%
Adjusted EBITDA per metric ton (€)	160	172	(7)%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

First quarter Adjusted EBITDA declined slightly as compared with the first quarter of 2016 primarily due to higher maintenance expense and other costs related to upgrades required for our automotive readiness program at Muscle Shoals. Adjusted EBITDA benefitted from higher shipments and improved mix in the quarter.

Shipments of 254k metric tons were 4% higher than the first quarter of 2016, reflecting increases in both Packaging and Automotive rolled products. Automotive rolled product shipments increased 28% to 34k metric tons. Revenue of €705 million increased 20% compared to the first quarter of last year as a result of higher metal prices and increased shipments. Adjusted EBITDA of €41 million decreased 4% compared to the first quarter of last year. Adjusted EBITDA per metric ton of €160 decreased 7% compared to the same period in 2016.

y	Aerospace & Transportation (A&T)

	Q1 2017	Q1 2016	Var.
Shipments (k metric tons)	61	63	(3)%
Revenue (€ millions)	343	332	3%
Adjusted EBITDA (€ millions)	28	30	(4)%
Adjusted EBITDA per metric ton (€)	468	470	0%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

First quarter Adjusted EBITDA declined as compared with the first quarter of 2016 primarily due to lower aerospace shipments as a result of excess inventory in the aerospace supply chain and effects related to the transition to new customer contracts. These factors were partially offset by improved aerospace mix and solid cost control.

Shipments of 61k metric tons decreased 3% compared to the first quarter of 2016. Revenue of €343 million increased by 3% compared to the first quarter of last year as a result of higher metal prices, partially offset by lower shipments. Adjusted EBITDA of €28 million decreased by 4% compared to the first quarter of last year. Adjusted EBITDA per metric ton of €468 was in line with the same period in 2016.

y	Automotive Structures & Industry (AS&I)

	Q1 2017	Q1 2016	Var.
Shipments (k metric tons)	60	57	7%
Revenue (€ millions)	286	261	10%
Adjusted EBITDA (€ millions)	31	27	13%
Adjusted EBITDA per metric ton (€)	514	486	6%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

First quarter Adjusted EBITDA reached a new record level primarily due to higher shipments of both Automotive and Other extruded products on strong market demand and solid cost performance.

Shipments of 60k metric tons increased 7% compared to the first quarter of 2016. Revenue of €286 million increased 10% compared to the first quarter of last year as a result of higher metal prices and increased shipments. Adjusted EBITDA of €31 million grew 13% compared to the first quarter of last year. Adjusted EBITDA per metric ton of €514 increased 6% as compared to the same period in 2016.

y	Net income and Earnings per share

Net income of €13 million in the first quarter of 2017 improved from a net loss of €8 million in the first quarter of 2016. The change in net income is primarily attributable to a €22 million gain upon pension and benefit plan amendments in the first quarter of 2017 and one-time charges of €20 million in connection with the re-negotiation of terms of a customer contract in the first quarter of 2016, partially offset by increased finance costs in the first quarter of 2017 as a result of the Wise Senior Secured Notes refinancing. Basic and fully diluted earnings per share were €0.12 compared to a loss of €0.08 per share for the same period last year. Fully diluted income and loss per share were based on a weighted average number of ordinary shares of 106.6 million and 105.5 million for the quarters ended March 31, 2017 and 2016, respectively.

y	Liquidity and Cash flow

Liquidity at March 31, 2017 was €515 million, comprised of €309 million of cash and cash equivalents and €206 million available under our committed lending facilities and factoring arrangements. This compares to liquidity at December 31, 2016 of €537 million and cash and cash equivalents of €347 million.

Cash flows from operating activities in the first quarter of 2017 were €36 million as compared to cash flows used in operating activities of €87 million in the first quarter of 2016. We reduced factored receivables by €71 million in the quarter compared to a €67 million reduction in the first quarter 2016.

Cash flows used in investing activities in the first quarter of 2017 of €69 million decreased compared to cash flows used of €99 million in the first quarter 2016 mainly due to the decrease in capital expenditures to €60 million in the first quarter of 2017 compared to €78 million in the first quarter last year.

Cash flows used in financing activities in the first quarter of 2017 were €4 million as compared to cash flows from financing activities of €337 million in the first quarter of 2016. In the first quarter of 2017, we completed a $650 million offering of 6.625% Senior Unsecured Notes due 2025 and the redemption of the Wise $650 million 8.75% Senior Secured Notes due 2018. In the first quarter of 2016, we issued $425 million of Senior Secured Notes due 2021.

Free cash flow in the first quarter of 2017 was an outflow of €33 million as compared to an outflow of €182 million in the first quarter of 2016.

Net debt was €2,077 million as compared to €2,035 million at December 31, 2016.

y	Outlook

We expect Adjusted EBITDA growth in the high single digits annually for the next three years, leading to over €500 million of Adjusted EBITDA in 2020.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

y	Other recent developments

In April 2017, we amended the Muscle Shoals ABL facility from $170 million to $200 million, extended the maturity of the French factoring facility to 2021, and entered into a new secured Revolving Credit Facility on French inventory for €100 million.

y	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

y	About Constellium

Constellium (NYSE and Euronext Paris: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.7 billion of revenue in 2016. Constellium’s earnings materials for the quarter ended March 31, 2017 are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Three months ended March 31, 2017 (Unaudited)	Three months ended March 31, 2016 (Unaudited)
Revenue	1,328	1,150
Cost of sales	(1,188)	(1,036)

Gross profit	140	114

Selling and administrative expenses	(65)	(61)
Research and development expenses	(11)	(9)
Restructuring costs	(2)	—
Other gains / (losses) - net	38	9

Income from operations	100	53

Finance costs - net	(54)	(41)
Share of loss of joint-ventures	(6)	(1)

Income before income tax	40	11

Income tax expense	(27)	(19)

Net Income / (loss)	13	(8)

Net income / (loss) attributable to:
Equity holders of Constellium	13	(8)
Non-controlling interests	—	—

Net income / (loss)	13	(8)

EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF CONSTELLIUM

(in Euros per share)	Three months ended March 31, 2017 (Unaudited)	Three months ended March 31, 2016 (Unaudited)
Basic	0.12	(0.08)
Diluted	0.12	(0.08)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Three months ended March 31, 2017 (Unaudited)	Three months ended March 31, 2016 (Unaudited)
Net income / (loss)	13	(8)

Other comprehensive income / (loss)
Items not to be reclassified subsequently to the consolidated income statement
Remeasurement of post-employment benefit obligations	9	(53)
Income tax on remeasurement of post-employment benefit obligations	(2)	13
Items to be reclassified subsequently to the consolidated income statement
Cash flow hedge	5	8
Income tax on cash flow hedge	(2)	(3)
Currency translation differences	(2)	1

Other comprehensive income / (loss)	8	(34)

Total comprehensive income / (loss)	21	(42)

Attributable to:
Equity holders of Constellium	21	(42)
Non-controlling interests	—	—

Total comprehensive income / (loss)	21	(42)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	At March 31, 2017 (Unaudited)	At December 31, 2016 (Unaudited)
Assets
Current assets
Cash and cash equivalents	309	347
Trade receivables and other	469	355
Inventories	615	591
Other financial assets	129	117

	1,522	1,410

Non-current assets
Property, plant and equipment	1,489	1,477
Goodwill	451	457
Intangible assets	77	79
Investments accounted for under equity method	10	16
Deferred income tax assets	231	252
Trade receivables and other	52	47
Other financial assets	30	49

	2,340	2,377

Total Assets	3,862	3,787

Liabilities
Current liabilities
Trade payables and other	968	839
Borrowings	114	107
Other financial liabilities	24	34
Income tax payable	19	13
Provisions	42	42

	1,167	1,035

Non-current liabilities
Trade payables and other	57	59
Borrowings	2,319	2,361
Other financial liabilities	25	30
Pension and other post-employment benefit obligations	701	735
Provisions	107	107
Deferred income tax liabilities	33	30

	3,242	3,322

Total Liabilities	4,409	4,357

Equity
Share capital	2	2
Share premium	162	162
Retained deficit and other reserves	(720)	(743)

Equity attributable to equity holders of Constellium	(556)	(579)
Non-controlling interests	9	9

Total Equity	(547)	(570)

Total Equity and Liabilities	3,862	3,787

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)
Net income	—	—	—	—	—	—	13	13	—	13
Other comprehensive income / (loss)	—	—	7	3	(2)	—	—	8	—	8

Total comprehensive income / (loss)	—	—	7	3	(2)	—	13	21	—	21

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	2	—	2	—	2
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At March 31, 2017	2	162	(144)	(15)	10	19	(590)	(556)	9	(547)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)
Net loss	—	—	—	—	—	—	(8)	(8)	—	(8)
Other comprehensive (loss) / income	—	—	(40)	5	1	—	—	(34)	—	(34)

Total comprehensive income / (loss)	—	—	(40)	5	1	—	(8)	(42)	—	(42)

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	1	—	1	—	1
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At March 31, 2016	2	162	(173)	5	7	12	(607)	(592)	11	(581)

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Three months ended March 31, 2017 (Unaudited)	Three months ended March 31, 2016 (Unaudited)
Net income / (loss)	13	(8)
Adjustments
Depreciation and amortization	43	34
Finance costs – net	54	41
Income tax expense	27	19
Share of loss of joint-ventures	6	1
Unrealized (gains) / losses on derivatives – net and from remeasurement of monetary assets and liabilities – net	(23)	(30)
Losses / (gains) on disposal	1	(1)
Other – net	1	1
Interest paid*	(39)	(28)
Income tax paid	(2)	(2)
Change in trade working capital
Inventories	(27)	(22)
Trade receivables	(122)	(124)
Trade payables	123	49
Change in provisions and pension obligations	(21)	(4)
Other working capital	2	(13)

Net cash flows from / (used in) operating activities	36	(87)

Purchases of property, plant and equipment	(60)	(78)
Proceeds from disposals net of cash	—	(4)
Equity contributions and loans to joint-ventures	(14)	(19)
Other investing activities	5	2

Net cash flows used in investing activities	(69)	(99)

Proceeds from issuance of Senior Notes	610	375
Repayment of Senior Notes	(610)	—
Proceeds / (Repayments) from revolving credit facility and other loans	9	(34)
Payment of deferred financing costs and exit costs	(40)	(8)
Other financing activities	27	4

Net cash flows (used in) / from financing activities	(4)	337

Net (decrease) / increase in cash and cash equivalents	(37)	151
Cash and cash equivalents - beginning of period	347	472
Cash and cash equivalents classified as held for sale – beginning of period	—	4
Effect of exchange rate changes on cash and cash equivalents	(1)	(2)

Cash and cash equivalents - end of period	309	625

*	In Q4 2016, we changed the presentation of interest paid in our cash flow statement. Interest paid, which was previously reported as financing cash flows, is now reported as operating cash flows. Prior year numbers were reclassified to conform to the current year presentation.

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended March 31, 2017	Three months ended March 31, 2016
P&ARP	41	42
A&T	28	30
AS&I	31	27
Holdings and Corporate	(7)	(7)

Adjusted EBITDA	93	92

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended March 31, 2017	Three months ended March 31, 2016
Packaging rolled products	208	205
Automotive rolled products	34	27
Specialty and other thin-rolled products	12	12
Aerospace rolled products	28	31
Transportation, industry, and other rolled products	33	32
Automotive extruded products	28	26
Other extruded products	32	31
Other	—	(2)

Total shipments	375	362

(in millions of Euros)	Three months ended March 31, 2017	Three months ended March 31, 2016
Packaging rolled products	550	463
Automotive rolled products	104	74
Specialty and other thin-rolled products	51	51
Aerospace rolled products	201	209
Transportation, industry, and other rolled products	142	123
Automotive extruded products	158	139
Other extruded products	128	122
Other and inter-segment eliminations*	(6)	(31)

Total revenue	1,328	1,150

*	Includes €20 million one-time payment related to the renegotiation of a customer agreement, which was recorded in the first quarter of 2016 as a reduction of revenues at the Holdings and Corporate level.

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended March 31, 2017	Three months ended March 31, 2016
Net income / (loss)	13	(8)
Income tax expense	27	19
Income before income tax	40	11
Finance costs – net	54	41
Share of loss of joint-ventures	6	1
Income from operations	100	53
Depreciation and amortization	43	34
Restructuring costs	2	—
Unrealized (gains) / losses on derivatives	(28)	(30)
Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities - net	4	1
Gain on pension plans amendments (A)	(22)	—
Share based compensation	2	1
Metal price lag(B)	(13)	3
Start-up and development costs(C)	5	5
Manufacturing system and process transformation costs	—	3
Wise integration and acquisition costs	—	2
Wise one-time costs(D)	—	20

Adjusted EBITDA	93	92

(A)	Pension amendments were enacted in January 2017 on Swiss pension plan and Ravenswood salaried pension plans and OPEB resulted respectively in a €12 million and €10 million gain.
(B)	Metal price lag represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(C)	For the three months ended March 31, 2017, start-up costs relating to new sites and business development initiatives includes €2 million related to BiW/ABS growth projects both in Europe and the U.S.
(D)	For the three months ended March 31, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

(in millions of Euros)	Three months ended March 31, 2017	Three months ended March 31, 2016
Net cash flows from / (used in) operating activities	36	(87)
Purchases of property, plant and equipment	(60)	(78)
Equity contributions and loans to joint-ventures	(14)	(19)
Other investing activities	5	2

Free cash flow	(33)	(182)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At March 31, 2017	At December 31, 2016
Borrowings	2,433	2,468
Fair value of cross currency basis swaps	(38)	(77)
Cash and cash equivalents	(309)	(347)
Cash pledged for issuance of guarantees	(9)	(9)

Net debt	2,077	2,035

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net debt and Free Cash Flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.